April 20, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara L. Ransom
Charles Lee
Catherine T. Brown
Jim Allegretto
Andrew Blume

Re:	WageWorks, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed April 11, 2012 File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2012, relating to the Company’s Amendment No. 9 to Registration Statement on Form S-1 (File No. 333-173709) filed with the Commission on April 11, 2012.

The Company is concurrently filing via EDGAR Amendment No. 10 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies of Amendment No. 10.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Securities and Exchange Commission

April 20, 2012

Prospectus Summary, page 1

Recent Developments, page 4

1.	We note your response to comment 1 in our letter dated March 26, 2012. Please disclose the explanation provided in your response that the estimated future payment of $15 to $17 million is based on your projection of CS’s revenue growth in 2012 and 2013. Please also disclose the basis for your estimate with respect to the TC transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 41, 76 and F-38 of Amendment No. 10 as requested.

Risk Factors, page 10

Failure to ensure and protect the confidentiality of participant data ..., page 16

2.	We note your response to comment 3 in our letter dated March 26, 2012. To the extent that the provision of customer support center and claims processing services by third-party subcontractors presents any distinct risks, please revise the third paragraph to clarify these risks.

The Company advises the Staff that the Company believes there are no distinct risks related to the provision of customer support center and claims processing services by third-party subcontractors and that all material risks related to potential security breaches are disclosed in the risk factor.

Note to Consolidated Financial Statements, page F-7

(13) Income Taxes, page F-33

3.	We have reviewed your response to comment 5 in our letter dated March 26, 2012 noting that you anticipate using your state NOL carryforwards prior to expiration “assuming taxable income remains consistent with its 2011 level and no further suspension of net operating loss deduction usage by the State of California.” Considering your taxable income appears to be significantly greater in fiscal 2011 than in prior years and your footnote indicates that the $38.9 million of state NOL carryforwards as of December 31, 2011 will begin to expire in 2012, please tell us in further detail how you determined that the reversal of your full valuation allowance related to state NOL carryforwards was appropriate. In doing so, please quantify the state NOL carryforwards that will expire in each year.

Securities and Exchange Commission

April 20, 2012

The Company advises the Staff that the state net operating loss of $38.9 million consists of $33.9 million related to California and $5.0 million related to all other states and the deferred tax asset related to the total state net operating losses approximates $2 million. The expiration dates of the net operating losses are as follows:

Year	California	All Other States
	(in thousands)
2012	$—	$79
2013	—	—
2014	—	524
2015	—	—
2016	1,336	—
2017	20,320	—
2018	6,176	—
2019	875	—
2020	2,399	—
2021	865	1,394
2022	—	175
2023	—	—
2024	—	316
2025	—	149
2026	—	1,778
2027	—	164
2028	—	—
2029	—	428
2030	—	—
2031	1,962	—

Total	$33,933	$5,007

The Company assessed the utilization of the state net operating loss carryforwards using both its most recent taxable income and taxable income forecasts. The Company’s 2012 taxable income is expected to exceed the 2011 taxable income. Of the Company’s total $38.9 million state net operating losses, $1.9 million is scheduled to expire within the next five years. In 2011, the State of California has suspended the utilization of net operating loss carryforwards during the 2011 tax year and also extended the time period for their utilization. The Company’s analysis indicated that the California net operating losses would be fully utilized prior to their expiration in the absence of the extension of the expiration date, and the Company assumed no further legislative changes by the State of California for purposes of the analysis.

Securities and Exchange Commission

April 20, 2012

Transit Center, Inc. Financial Statements, page F-39

Note 8 – Expired Products, page F-49

4.	We have reviewed your response to comment 7 in our letter dated March 26, 2012 and have the following comments:

•	Tell us the redemption period(s) for the vouchers and TC cards issued by TC and how TC is able to utilize expired TC cards for economic value to TC.

The Company advises the Staff that vouchers and TC cards expire approximately one year from the date of issuance in order to allow the employer and employee sufficient time to purchase transit fare media in compliance with Section 132(f) of the Internal Revenue Code (“IRC”). Section 132(f) of the IRC provides that pre-tax funds received on behalf of employees cannot be refunded to the employee, and there are no contractual commitments to return these funds to an employer. As a result, the funds for unused vouchers and TC cards never get remitted to the transit operators and instead become TC’s funds.

•

Tell us how often TC issues vouchers and TC cards and clarify whether or not the regularity of issuances varies by customer. For example, clarify if these items are issued on a monthly, quarterly, annual, or other basis. Please also tell us if your customers unilaterally determine when TC issues the voucher and TC cards or if TC has control over the issuance dates.

The Company advises the Staff that customers order the products when they need them resulting in TC receiving daily orders in the Basic program based on the needs of a customer’s employees’ specific commuting requirements. TC has no control over which products are ordered, nor can TC control the timing of when the order is placed by its customers. Orders are shipped daily upon receipt of payment from the customer. The Company further advises the Staff that no individual customer represented more than 3% of the orders placed in the Basic program during 2011.

•

Tell us when TC began issuing TC cards and vouchers, the number of units issued since that date, and your historical and current breakage rates. Please demonstrate to us how historical redemption activity supports TC’s breakage rates. For example,

Securities and Exchange Commission

April 20, 2012

provide the number and dollar amount of vouchers and TC cards purchased by year, the number, dollar amount and percentage of vouchers/cards redeemed in the year of purchase and in each subsequent year, and the number, dollar amount and percentage of vouchers/cards outstanding at the end of the year of purchase and each subsequent year. If the TC cards and vouchers have durations of less than a year, please adjust your analysis using shorter timeframes. Please also quantify for us how TC’s estimations have compared to actual results.

The Company advises the Staff that TC began issuing vouchers in 2001 and began issuing TC cards in 2006. TC uses statistical models, including reconciliations to third-party reports, to estimate the ultimate redemption rates based on historical trends, current enrollee redemption behavior, product type and date of issuance. TC believes that its models enable it to identify changes in redemption behavior in a timely manner and to adjust any estimates as necessary. There have been no significant changes in redemption history, as noted below:

Summary of Vouchers/TC card Activity

As of December 31, 2011

(all figures are in millions)

	Vouchers				TC cards
Year issued	Issued	Used	Breakage Recorded	Remaining Liability as of 12/31/11	Issued	Used	Breakage Recorded	Remaining Liability as of 12/31/11
2009	$65.7	$64.4	$1.2	$0.1	$67.1	$64.9	$2.2	$0.0
2010	58.7	57.5	1.0	0.2	65.0	62.7	2.3	0.0
2011	29.1	25.9	0.5	2.7	75.5	50.2	2.3	23.0

The actual breakage has not been materially different than the estimates made during the past two years. Voucher breakage estimates equal to 1.65% of the value of vouchers issued for the past two years have been equal to the actual results for vouchers expiring during that period. TC card breakage estimates of 3% of value of TC cards issued for the past two years have been slightly below the actual results of approximately 3.4% for TC cards expiring during that period.

Securities and Exchange Commission

April 20, 2012

•

We note that TC records income for estimated expired products at the time a voucher or TC card is issued. Since recognition of “Day 1” breakage generally is not predominant practice under GAAP, please tell us how you believe TC’s breakage policy is appropriate and why that method is more suitable than recording breakage at a later date, whether over your performance obligation period or at the expiration date.

The Company advises the Staff that in the course of executing its mission as a non-profit, TC is not the primary obligor for any of the products it sells. TC’s primary goal and the nature of its operations are to provide products that allow employers to offer a tax benefit in accordance with IRC Section 132(f) to their employees and promote mass transit. Hence, the real nature of the TC business is to identify employers to sign up to participate in utilizing mass transit while taking advantage of the tax benefits under IRC Section 132(f). As discussed above, TC’s customers select the products that best fit the transportation needs of their employees and order based on those needs. With respect to the vouchers and TC cards, these products are generated only when ordered and paid for by customers and not only are they non-refundable and not returnable, but TC has no additional performance obligations that impact the revenue recognition process. While TC has an ongoing obligation to provide de minimis services, such as replacing a defective TC card after the issuance of these products, such obligations have little to no cost to the Company.

The Company further advises the Staff that TC can reasonably estimate the ultimate liability that it will have to the transit operators who have the performance obligation at the time of sale and believes that breakage should be recognized at the time of sale as opposed to over a period of time or at the expiration date. In some ways, this is similar accounting for coupon redemptions or recognition of awards where the ultimate liability is recorded. In the Company’s telephonic discussion with the Staff, analogies were raised related to gym membership fees or gift cards. The Company believes that neither of these situations is analogous to TC’s fact pattern for the following reasons: (1) TC does not have to provide any further service (and as indicated the Company is not the primary obligor) and (2) as stated, TC’s mission is to sign up employers to use mass transit. The Company believes TC has one single revenue event which culminates in the delivery of product and thus the recognition of all revenue (commissions, fees and breakage) at that time, unlike a seller of gift cards who has multiple revenue events.

The Company notes that the Staff has indicated that recognition of Day 1 breakage is generally not predominant practice and that recording breakage over a performance obligation period may be more suitable. For the reasons indicated above, TC believes that its current method is most appropriate given the specific facts and circumstances. The Company, however,

Securities and Exchange Commission

April 20, 2012

recalculated the impact of breakage if revenue were recognized over the expiration period rather than at the time of sale. The Company advises the Staff that the impact on TC’s revenues and change in unrestricted net assets would have been as follows:

2010:
		Impact of		Percentage
	As reported	Change	As Revised	Impact
Total Unrestricted revenue	$22,394,087	$98,100	$22,492,187	0.44%
Change in unrestricted net assets	$3,666,322	$98,100	$3,764,422	2.68%

2011:
		Impact of		Percentage
	As reported	Change	As Revised	Impact
Total Unrestricted revenue	$31,182,637	$(812,000)	$30,370,637	-2.60%
Change in unrestricted net assets	$12,165,432	$(812,000)	$11,353,432	-6.67%

The Company understands that registrants and their independent auditors cannot rely exclusively on any numerical threshold, such as a percentage of net income (loss), to determine whether amounts or disclosures are material to financial statements. SAB 99 states “... assessments of materiality should never be purely mechanical.” Registrants and their auditors must also consider “qualitative” factors in assessing an item’s materiality. In that regard, the impact on 2010 is simply de minimis. While the impact on the 2011 earnings is approximately 6.7%, the Company believes that this amount is quantitatively not material and also qualitatively not material as it would not (i) change TC’s earnings trend, (ii) turn income into loss, (iii) impact

Securities and Exchange Commission

April 20, 2012

segment reporting or any specific aspect of our financial statements, (iv) impact any loan or contractual requirements, (v) have any impact on management compensation, including bonuses or (vi) be deemed to be material from the perspective of a reasonable person relying on TC’s financial statements.

The Company expects the total amount of breakage to be approximately 10% of TC’s revenue in 2012.

•

Once the TC acquisition has been included in your financial statements, please confirm that you will prominently disclose the impact of breakage on your results of operations. Amounts of breakage that are immaterial to revenues often can be material to operating and/or net income as breakage typically has no directly associated costs and is an estimate subject to change based upon experience.

The Company advises the Staff that once the TC acquisition is included in its financial statements, it will recognize breakage over the estimated useful life of the TC vouchers and cards. The Company will prominently disclose the impact of breakage on its results of operations and include this in its use of estimates disclosures.

Unaudited Pro Forma Condensed Consolidated Financial Statement Information, page F-50

Note 1 – Basis of Pro Forma Presentation, page F-53

5.	We have reviewed your responses to comments 6, 9, and 11 in our letter dated March 26, 2012 and have the following comments:

•

Please present your pro forma adjustments on a gross basis. For example, if the $1.2 million reduction of cash relating to pro forma adjustment #2 represents the $35 million borrowed under your revolving credit facility net of $36.2 million paid for the acquisition, please separately present such amounts either in the financial statements or the related footnote.

•

Please disclose the amount of the contingent consideration payment assumed to have been paid in your pro forma balance sheet. Please also disclose the terms of the contingent consideration, including the variables upon which the contingent amount is determined and the dates of the contingency period.

Securities and Exchange Commission

April 20, 2012

In response to the Staff’s comments, the Company has revised the disclosure in the pro forma notes on pages F-51, F-53 and F-54 of Amendment No. 10 as requested.

Note 3 – Pro Forma Adjustments, page F-54

6.	We have reviewed your response to comment 10 in our letter dated March 26, 2012, noting that you believe the transit passes purchased by TC meet the definition of inventory in ASC 330-10-20. Since, as indicated on page F-45 and in your response to comment 7, TC recognizes revenues from fees and commissions on a net basis under ASC 605-45, please tell us the manner in which TC classifies in the income statement the adjustment to remove the inventory from its balance sheet. If the inventory is debited directly to revenues, please consider revising the disclosures in the TC financial statement footnotes to clarify this treatment. If there is some other set of accounting entries to reconcile the existence of inventory with the notion that your revenue stream is from commissions and fees as opposed to a margin on inventory, please explain.

The Company advises the Staff that one of the products offered by TC is Metrocards. TC buys these cards directly from the MTA in advance of any customer orders and therefore records them as inventory. These cards are the same cards that can be purchased on the street. At the time of the sale of the inventory, the funds from the customer for the product are used to reduce the inventory on the balance sheet. The cost of the Metrocards is set by the MTA and TC charges its customers a fee computed as a fixed percentage of the Metrocards shipped. This fee, as well as the commission set by the MTA, is recorded as revenue by TC at the time the product is shipped. In accordance with EITF 99-19, TC records this transaction on a net basis because (i) it is not the primary obligor for the product, as the MTA is the actual service provider, (ii) TC has no latitude in establishing price, (iii) TC has no discretion in choosing the supplier and (iv) the amount TC earns is fixed by the MTA.

* * * * *

Securities and Exchange Commission

April 20, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 10 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Joseph L. Jackson
Kimberly L. Jackson
WageWorks, Inc.

David J. Segre
Todd C. Carpenter
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman
Tad J. Freese
Latham & Watkins LLP

Conor Moore
David M. Rae
KPMG LLP